CH Real Estate II, Inc.

2851 B 1/2 Road

Grand Junction, CO

December 2, 2016

Via Edgar Only

Coy Garrison

Special Counsel, Office of Real Estate and Commodities

Sandra B. Hunter

Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mail Stop 3233

Washington, D.C.  20549

Re:    CH Real Estate II, Inc.

Post-Effective Amendment to Form S-1

Filed September 27, 2016

File No. 333-179424

Dear Mr. Garrison & Ms. Hunter:

CH Real Estate II, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 13, 2016, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1. We note that the common shares registered on your registration statement were offered on a continuous basis pursuant to Rule 415 and that the registration statement was declared effective on January 14, 2013. Rule 415(a)(5) provides that securities registered under Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. Therefore, the three-year period for your continuous offering ended on January 14, 2016. Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933 for offers and sales made under the registration statement during the period after which the registration statement expired. You may file a new registration statement if you wish to continue the offering.

RESPONSE: We have not offered or sold any shares since the registration statement expired, and we have filed a new registration statement with the Commission via EDGAR to continue the offering.

2. We note that in your registration statement declared effective on January 14, 2013, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. However, we note that this is your first post-effective amendment to that registration statement. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement since October 2013.

RESPONSE: We have not made any offers or sales, under the registration statement or otherwise, since its effectiveness, including after October 2013.

Thank you for your assistance and review.

Sincerely,

/s/ Curt Hansen
Curt Hansen
Chief Executive Officer